Exhibit 21
SUBSIDIARIES OF ROCHESTER MEDICAL CORPORATION
     The Company’s consolidated subsidiaries are shown below, together with the percentage of voting securities owned and the state or jurisdiction of each subsidiary:

Percentage of
Outstanding Voting
Subsidiaries	Securities Owned
Rochester Medical Limited	100%
(United Kingdom)